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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                               (AMENDMENT NO. 1 )*


      RAINDANCE COMMUNICATIONS, INC. (FORMERLY EVOKE COMMUNICATIONS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0015 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    30048Q20
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       / /         Rule 13d-1(b)
       / /         Rule 13d-1(c)
       /X/         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages

---------------------                                      ---------------------
CUSIP NO. 30048Q20                    13G                  PAGE  2  OF  6  PAGES
                                                                ---    ---
---------------------                                      ---------------------



                                  SCHEDULE 13G

Item 1(a). NAME OF ISSUER: Raindance Communications, Inc. (formerly Evoke
           Communications, Inc., the "Company")

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1157 Century Drive,
           Louisville, Colorado 80027

ITEM 2(a)                             ITEM 2(b)                                ITEM 2(c)
---------                             ---------                                ---------
                                                                          CITIZENSHIP OR PLACE
NAME OF PERSON FILING                 ADDRESS                               OF ORGANIZATION
---------------------                 -------                             --------------------
Highland Capital Partners III         92 Hayden Avenue                          Delaware
  Limited Partnership ("Highland      Lexington, MA 02421
  Capital"), a Delaware limited
  partnership

Highland Management Partners III      92 Hayden Avenue                          Delaware
  Limited Partnership, a Delaware     Lexington, MA 02421
  limited partnership and the sole
  general  partner of Highland
  Capital

Robert F. Higgins                     Highland Capital Partners, Inc.         United States
                                      92 Hayden Avenue
                                      Lexington, MA 02421

Paul A. Maeder                        Highland Capital Partners, Inc.         United States
                                      92 Hayden Avenue
                                      Lexington, MA 02421

Daniel J. Nova                        Highland Capital Partners, Inc.         United States
                                      92 Hayden Avenue
                                      Lexington, MA 02421

Wycliffe K. Grousbeck                 Highland Capital Partners, Inc.         United States
                                      92 Hayden Avenue
                                      Lexington, MA 02421

Item 4. OWNERSHIP.

        Not applicable.



                               Page 2 of 6 pages

---------------------                                      ---------------------
CUSIP NO. 30048Q20                    13G                  PAGE  3  OF  6  PAGES
                                                                ---    ---
---------------------                                      ---------------------

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        This statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, par value $.0015 per share, of the Company.


        ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 5, 2001 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF RAINDANCE COMMUNICATIONS, INC (FORMERLY EVOKE COMMUNICATIONS, INC.) REMAIN UNCHANGED.




                               Page 3 of 6 pages

---------------------                                      ---------------------
CUSIP NO. 30048Q20                    13G                  PAGE  4  OF  6  PAGES
                                                                ---    ---
---------------------                                      ---------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2002

HIGHLAND CAPITAL PARTNERS III
  LIMITED PARTNERSHIP

By: Highland Management
      Partners III Limited Partnership, Its General Partner


    By: /S/ ROBERT F. HIGGINS
        ------------------------
        General Partner


HIGHLAND MANAGEMENT PARTNERS III
  LIMITED PARTNERSHIP


By: /S/ ROBERT F. HIGGINS
    ------------------------
    Managing Member


/S/ ROBERT F. HIGGINS
------------------------
Robert F. Higgins


/S/ PAUL A. MAEDER
------------------------
Paul A. Maeder


/S/ WYCLIFFE K. GROUSBECK
------------------------
Wycliffe K. Grousbeck


/S/ DANIEL J. NOVA
------------------------
Daniel J. Nova


                               Page 4 of 6 pages

---------------------                                      ---------------------
CUSIP NO. 30048Q20                    13G                  PAGE  5  OF  6  PAGES
                                                                ---    ---
---------------------                                      ---------------------

                                  Exhibit Index



EXHIBIT NO.                     DESCRIPTION                             PAGE NO.
-----------                     -----------                             --------

   1                      Agreement of Joint Filing                        6





                               Page 5 of 6 pages